EXHIBIT  11

STANDARD COMMERCIAL CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE
(In thousands, except per share information; unaudited)

	First quarter ended June 30

	2002	2001

BASIC EARNINGS PER COMMON SHARE
Income from continuing operations	$5,562	$3,751
Discontinued operations	(923)	(661)
Extraordinary gain/(loss)	105	—

Net income applicable to common stock	$4,744	$3,090

Basic average shares outstanding	13,370,073	13,261,188

From continuing operations	$0.42	$0.28
Discontinued operations	(0.07)	(0.05)
Extraordinary gain/(loss)	—	—

Net income applicable to common stock	$0.35	$0.23

DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations	$5,562	$3,751
Add – after-tax interest expense on 7 ¼%
Convertible subordinated debentures	564	—

Adjusted income from continuing operations	6,126	3,751
Discontinued operations	(923)	(661)
Extraordinary gain/(loss)	105	—

Net income applicable to common stock	$5,308	$3,090

Basic average shares outstanding	13,370,073	13,261,188
Increase in shares outstanding assuming conversion of 7 1/4 convertible subordinated debentures at November 13, 1991	1,604,118	1,758,067
Stock options exercisable	86,495	80,879

Diluted average shares outstanding	15,060,686	15,100,134

From continuing operations	$0.41	$0.28
Discontinued operations	(0.06)	(0.05)
Extraordinary gain/(loss)	—	—

Net income	$0.35	$0.23

Note: In the first quarter ended June 30, 2001 the incremental shares from assumed conversion of 7 1/4% convertible subordinated debentures and the exercise of outstanding stock options are not included in computing the diluted per-share amounts because the calculations include adjustment which are antidilutive.